Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510 Fax: 949/673-4525

October 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2015
File No. 333-201986

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Heyu Leisure Holiday Corporation (the “Company” or the “Registrant”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 17, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We note your response to comment 2 of our letter dated March 10, 2015. Please note that our conclusion regarding underwriter status is based upon the fact that Rule 144 is not available for the resale of securities initially issued by a shell company, but for the exception contained in Rule 144(i)(2). Individuals who receive shares from a shell company are considered underwriters in connection with any resale of those shares, whether registered or exempt, unless and until they fit within the parameters of Rule 144(i)(2). Registration of a securities offering does not alter underwriter status. Until the company satisfies the conditions of Rule 144(i)(2), the selling shareholders will be deemed to be underwriters and the offering price of the shares should be fixed for the duration of the offering. Please revise your disclosure accordingly.

Response: Please note that the Company is not relying on Rule 144 in connection with selling securities under the Form S-1; the S-1 creates a registered set of securities that is not necessarily being sold based on reliance on Rule 144. As such, the reference to Rule 144(i)(2) still seems not to be applicable to us.

In addition, although the Company disagrees with the Staff’s conclusion regarding this matter, we note that even under Rule 144(i)(2) that the Company could utilize Rule 144 after the one year period under Rule 144(i)(2) has elapsed. Because the Company filed a super 8-K in February 2015 changing its status from a shell company to an operating company, it would appear that the Company would be in a position to satisfy the requirements under Rule 144(i)(2) as of February 2016.

Based on the above, although we continue to have trouble understanding how Rule 144 is applicable here to the sale of “registered” securities for non-control persons (as opposed to the sale of “restricted” securities under Rule 144 or the sale of registered securities by control persons), in order to resolve this comment we can specify the following, if agreeable to the Staff:

“The Company’s selling shareholders will make sales at a fixed price until February 8, 2016, after which time the shareholders will continue to offer shares at the fixed price of $1.50 per share, until the Registrant's common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board (or a successor); after which, the selling shareholders may sell their shares at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale.”

2. As previously requested, please file all required financial statements within the prospectus rather than as exhibits to the document. Refer to Item 11(e) of Form S-1.

Response: The financial statements have been moved from the exhibits portion of the Form S-1 to within the actual prospectus.

Summary Financial Information

After Acquisition, page 6

3. You disclose that “the consolidated statements of operations data for the period ended March 31, 2015…and the consolidated balance sheet data as of March 31, 2015…are derived from the Registrant’s audited financial statements and related notes thereto…” Additionally, we note your disclosure on page 29 that references the “audited consolidated financial statement of Heyu Capital Ltd. for the year ended March 31, 2015 and December 31, 2014.” It does not appear that the March 31, 2015 period has been audited for either of these entities. Please advise or revise your disclosure accordingly.

Response: The interim financial statements have generally been revised to reflect the applicable time period through June 30, 2015. The Company has made appropriate revisions to indicate that the interim period ending June 30, 2015 (similar to the interim period ending March 31, 2015) contains unaudited financial statement information and data.

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Plan of Operation, page 25

4. We note your response to comment 11. The revised disclosure focuses on your plan of acquisition for the next twelve months. Please also revise to discuss your plan of operation to fund your existing business for the next twelve months.

Response: The Company has added a new disclosure section in the “Plan of Operation” section of the Form S-1 to discuss its plans to fund its existing business for the next 12 months.

Business Plan and Potential Acquisition, page 25

5. We note your response to comment 13 and your disclosure on page 26 that the acquisition of Xiamen Yuan Bo Bay Hot Springs Hotel is likely. It appears that this acquisition will be significant. Please provide audited financial statements in accordance with Rule 8-04 of Regulation S-X or tell us why you believe these financial statements are not required.

Response: The Company does not believe these financial statements are required because there is a condition precedent of full land title documents needing to be fulfilled by the owner before any acquisition can become completed. At this time, the condition has not been fulfilled and the Company thus does not consider the acquisition fully completed at the present time. Accordingly, no audited financial statement is required at the moment because the audit cannot be completed without the documentation. When the condition is satisfied and the documents are available, the Company can update the disclosure to provide the required financial information.

6. We note your response to comment 13. The revised disclosure quantifies the estimated acquisition amount for your proposed acquisition of the Golden Eagle Hotel and the Xiamen Yuan Bo Bay Hot Springs Hotel. The material contracts filed as exhibits are not definitive agreements, but rather appear to represent a memorandum of understanding to negotiate. Please advise if you have entered into any further agreement, oral or written, to acquire these hotels and file any related agreement or written summary as a material contract or advise. Please also disclose the source of the estimated purchase price of the Golden Eagle Hotel, whether based on listed price, negotiations with the seller or management’s calculation.

Response: No definitive agreement has been entered between Golden Eagle Hotel and the Registrant, because the Registrant has decided not to proceed with the acquisition of Golden Eagle Hotel. Therefore, the estimated listed price for Golden Eagle Hotel is no longer relevant. Revised disclosure has been added to the Form S-1 to reflect the current status with Golden Eagle Hotel.

The Registrant has signed Property Use Right Agreement with the owner of Xiamen Yuan Bo Bay Hot Springs Hotel on July 30, 2015. The purchase price has been revised and updated in the Form S-1 and additional disclosure regarding this transaction has been included in the Form S-1.

7. On page 25 you state that the expected purchase price of the Xiamen Yuan Bo Bay Hot Springs Hotel is between RMB 190 million to RMB 220 million, excluding renovation and construction works. On page 26 you state that the estimated purchase price is RMB 226 million, excluding renovation costs of RMB 150 million. Please revise to ensure these figures reconcile or advise.

Response: The Company has revised the disclosure regarding the purchase price of Xiamen Yuan Bo Bay Hotel in Form S-1. The agreement with the owner of Xiamen Yuan Bo Bay Hotel states a purchase price of RMB 210.75 million, which amount has been accordingly revised in the Form S-1.

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Plan of Acquisition in Next 12 Months, page 25

8. We note your estimated capital needs for the next 12 month of approximately $50.4 million. We also note your expected source of funds will be from existing shareholders, potential investors, and the capital market. Please disclose if you have any commitments from investors to fund the amounts due, including the payment of $320,000 due in August 2015.

Response: The Company has revised the amount of $50.4 million in this disclosure section to be $39.5 million. No up-front payment and deposit of $320,000 was ultimately involved with respect to the acquisition of Xiamen Yuan Bo Bay Hotel. Such disclosure has been appropriately revised in the Form S-1.

The Registrant presently has no commitments from investors or others to fund its estimated capital needs over the next 12 months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

9. If material, please revise to separately disclose revenue derived from room rental and revenue derived from food and beverage services.

Response: The Company considers this information to not be material in the context of the Company’s business. The revenues derived from food and beverage services is less than 5% of total revenue. As such, the Company is not separating the revenue derived from food and beverage services from the revenue associated with room rentals.

Management, page 35

10. We note your revisions in response to comment 15. Please further revise the biographies for the following individuals to provide dates of service for business experience during the past five years: Guan Chuan Tan, Shanmuga Ratnam, M. Shahid Siddiqi, Hakikur Rahman, and Lay Hoon Ong. See Item 401(e) of Regulation S-K.

Response: The Company has revised these biographies in further detail within the Form S-1 in order to provide the years of experience during the past 5 years for the noted individuals.

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Exhibit 99.2

Condensed Consolidated Balance Sheets, page 3

11. We note that you have presented what appears to be a pro forma balance sheet as of December 31, 2014. Please amend your interim financial statements to include a balance sheet as of December 31, 2014 that is consistent with your audited balance sheet presented in Exhibit 99.1.

Response: Response: The Company has amended its interim unaudited financial statements for the six (6) months ended June 30, 2015 including a pro forma balance sheet as of December 31, 2014.

Condensed Consolidated Statement of Operations, page 4

12. Similarly, we note that you have presented what appear to be pro forma statements of operations and cash flows for the three months ended March 31, 2014. Please amend your registration statement to provide your historical GAAP financial statements for the three months ended March 31, 2014.

Response: The Company has amended its registration statement to include historical GAAP financial statements (unaudited) for the interim period for the six (6) months ended June 30, 2015.

Exhibit 99.5

Unaudited Pro Forma Condensed Consolidated Balance Sheet

13. Please remove the pro forma balance sheet as of December 31, 2014 as the merger has already been reflected in the most recently filed consolidated balance sheet. Refer to Rule 11-02(c) of Regulation S-X.

Response: The Company has removed this particular pro forma balance sheet as of December 31, 2014.

Unaudited Pro Forma Condensed Statement of Operations

14. Please tell us why the historical financial information for Heyu Capital does not agree to the audited financial statements included in Exhibit 99.3, or revise as necessary.

Response: The Registrant acquired Wujiaer Hotel Company Limited on January 25, 2014, and the consolidation of financials started on February 1, 2014.

15. Please remove the pro forma statement of operations for the twelve months ended December 31, 2013 as it is generally not appropriate to present more than one full year of pro forma financial information. Refer to Rule 11-02(c) of Regulation S-X.

Response: The Company has removed this particular pro forma balance sheet as of December 31, 2013.

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We trust that the Company has responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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